OCEAN BIO-CHEM, INC.
                                4041 SW 47 AVENUE
                         FORT LAUDERDALE, FLORIDA 33314
                                 (954) 587-6280



June 14, 2006


Mr. Rufus Decker
Accounting Branch Manager
United State Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

                              RE: OCEAN BIO-CHEM, INC.
                                  Form 10-K for the year ended December 31, 2005 File No. 0-11102
                                  Your letter of May 26, 2006

Dear Mr. Decker:

     This letter is being written in response to the United States Securities and Exchange Commission's ("Commission") correspondence of May 26, 2006 (copy attached) relating to our filing on Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006. The numbers used in our responses refer to those item numbers contained in the aforementioned Commission correspondence.

     2. Cost of Goods Sold include all of the direct and indirect costs of manufacturing our products. Included therein specifically (per the Commission's request) are warehousing costs (of both raw and finished materials), in-bound freight, out-bound freight (in those instances that we absorb such costs), purchasing, receiving, and inspection costs and other manufacturing costs. Other costs of the distribution network are reflected in Selling, General and Administrative expenses. Internal transfer costs, although reflected in our subsidiary's financial statements as cost of sales, is eliminated in consolidation leaving the line items described above as consolidated cost of goods sold.

     Selling, General and Administrative expenses include:

     o Selling Expenses such as salesmen and rep fees, show expenses travel and related items.

     o General and Administrative expenses including - managerial and clerical wages and related expenses, office and administrative occupancy costs, taxes, professional fees, insurance coverages and other related expenses.

     The foregoing will be disclosed in the notes to our financial statements contained in prospective filings with the Commission, where applicable.

     3. Itappears that our explanation as contained in Item 13 on the May 19, 2006 correspondence was not clear. The items in this category of deferral, although advertising in nature, represent printed catalogue or sales enhancement sheets and not media advertising (magazines, television etc), which is expensed in the period the costs are incurred. These advertising costs are accounted for as would any inventory of supplies, i.e. expensed over the period they are consumed or utilized. We have taken the position to write these costs off over a one year period from date of receipt. Although we believe there is a continuing benefit for these expenditures which equals the period from receipt until the last sheets are distributed, it is conservative to write them off over a shorter period of one year. The amount carried as an asset at December 31, 2005 aggregated $16,500. If the deferred amounts were written off in the year purchased instead of the policy consistently followed by the Company for
decades,   the  impact  on  any  previously  reported  period  would  have  been immaterial.

     4. We agree with the Commission's comments that the range of years of useful life for the components of our manufacturing equipment is very broad (6 - 20 years). We will develop another line item for the smaller pieces of equipment with shorter lives as compared to the larger machines which carry longer lives. This will be incorporated in prospective filings with the Commission, where appropriate.

     5. Leasehold improvements represent modifications to the building we lease from an entity 50% owned by each of Messrs. Peter G. Dornau and Jeffrey J. Tieger, our President and Vice President - Advertising, respectively. The Company has operated in this facility since it was constructed and anticipates that it will do so in all foreseeable periods. We initially had a ten year lease, which was extended an additional ten years upon maturity of the initial term. The current lease term matures May, 2008 and we anticipate at that time it will be renewed for an additional ten years. Improvements to the building are amortized over their estimated useful lives which would be a shorter period than the implicit lease term. Accordingly, it is our belief that our amortization of leasehold improvements is consistent with prevailing accounting standards.

     6. The Commission has requested expanded discussion relating to Mr. Dornau's Subordinated Revolving Line of Credit and the related warrants granted him. Specifically, how we allocated proceeds from this arrangement between debt and equity and if we determined that the common stock warrants included a beneficial conversion feature. Proceeds from this arrangement include periodic draws against the available line of credit ($1,150,000 as of December 31, 2005) and a stated consideration ($1,000) for the issuance of the warrants. Draws are reflected as a liability as made and the consideration for the warrants was reflected as paid-in capital. Through negotiations between the Independent Board of Directors members and Mr. Dornau and our subsequent discussions with NASDAQ, it was determined that Mr. Dornau's exercise privileges were to be fixed at the market value of the underlying common stock on date of grant plus a 10% premium. Accordingly, we believe that the allocation between debt and equity is reasonably reflected in our financial statements and that there is not a beneficial conversion privilege. However, expanded disclosure of the allocations utilized will be made in prospective filings with the Commission, where appropriate.

     7. The Commission has requested further explanation relating to the Modification of stock options granted to Messrs. Peter G. Dornau and Jeffrey J. Tieger, our President and Vice President - Advertising, respectively. Specifically citing FIN 44 paragraphs 30-34 as it relates to compensation costs. Although the references deal principally with employee compensation costs, it appears that the compensation cost, or in this case conceptually "imputed interest" is consistent with FASB 123 (R) and will be incorporated in prospective financial statements. As FASB 123 (R) was not effective at the original date of date of grant or on the date of modification, no computation of compensation cost was reflected within the financial statements at December 31, 2004 or 2005 other than the revised disclosures in the accompanying footnotes of the consequential impact of potential dilution in the computation of diluted earnings per share. We will incorporate the appropriate financial statement adjustments and expanded disclosures in prospective filings with the Commission, where appropriate.


     8. The Commission has suggested that the disclosures required by paragraph 84 of FASB 123(R) - Required Disclosures in the Period This Statement is Adopted be incorporated in our periodic Form 10-Q filings. There were no options granted or maturing in the first quarter of 2006 and the market value of our underlying common shares was generally lower than our previous year-end. Accordingly, the impact of FASB 123(R) on our first quarter was not material. The FASB states that "the provisions of this Statement need not be applied to immaterial items." We will incorporate the expanded disclosures in prospective filings with the Commission, where appropriate.

     9. The Commission has requested that we expand our footnotes to financial statements disclosures in Form 10-Q. We have read Rule 10-01(a)(5) of Regulation S-X and will incorporate such in all prospective interim filings with the Commission, where appropriate. Specifically, we will include notes on the following:

     a.       Inventory
     b.       Long Term Debt
     c.       Earnings Per Share
     d.       Related Party Transactions
     e.       Stock Based Compensation
     f.       Shareholders' Equity
     g.       Commitments and Contingencies
     h.       Other Material Transactions/Events

     10. We will modify our disclosures relative to Controls and Procedures to be compliant with Rule 13a-15(e) of the Exchange Act in all prospective filings with the Commission, where appropriate. We anticipate that our Item 4 - Controls and Procedures disclosure will be presented substantially as reflected below following item 11.

     11. We will modify our disclosures relative to Controls and Procedures to be compliant with Section II.F.4 of Management's Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 in all prospective filings with the Commission, where appropriate. We anticipate that our Item 4 - Controls and Procedures will be presented substantially as follows in prospective filings with the Commission, where applicable:

          ITEM 4. CONTROLS AND PROCEDURES

     As of the end of the period covered by this Form 10-Q, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was carried out by us under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There were no changes in our internal control over financial reporting during the quarter ended June 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


     As stated in our initial response, dated May 19, 2006, we are prepared to file an amended Form 10-K filing for the year ended December 31, 2005 including the corrected Commission file number, revised report from our Independent Auditors and revised certifying officers' certificates. We will make the other changes, where applicable, in prospective filings with the Commission subject to your response to our above comments.

Very truly yours,

/s/ PETER G. DORNAU

Peter G. Dornau
President and Chief Executive Officer